ROGER L. FIDLER

Attorney at Law

145 Highview Terrace

Hawthorne, N.J. 07506

(973) 949-4193

(973) 949-4196 (Fax)

rfidler0099@aol.com

August 17, 2011

Larry Spirgel

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Reference:

Technis, Inc.

Registration Statement on Form S-1

Filed January 5, 2011

File No.: 333-171548

Dear Mr. Spirgel:

We received your letter of January 31, 2011, containing comments prepared by the Staff of the Securities and Exchange Commissions, which pertain to the Registration Statement referenced above, and we hereby submit the following responses to the numbered comments.

General

1.

We note that you are a development stage company with limited assets and an expectation for continuing ongoing losses from operations over the near term. Please review Rule 419 or Regulation C and either revise your disclosure throughout the registration statement to comply with the disclosure and procedural requirements of Rule 419 or provide us with an explanation of why Rule 419 docs not apply.

Rule 419 applies to a company that “Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person”.  Technis has two assets it intends to market, Beach Guard and MiData. We have attempted to clarify this throughout the registration statement while also disclosing that the Company intends to continue to attempt to acquire other technologies.

2.

We note that on page F-7 you state that. Montroyal Investment Limited is a related party.  We also note that Mr. Kaye and Mr. Smith own nine million and one million, respectively, of the 12 million shares that are currently outstanding. Thus, either the shares being registered for resale are held by an affiliate or they represent 100%. Percent of your outstanding common shares held by non-affiliates.  Under these circumstances, it appears that the selling stockholder may he acting as a conduit for the company in an indirect primary offering.  Please provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each  of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://www/sec/gov/divisions/corpfin/guidence/salinterp.htm. as well as any other factors you deem relevant.

Alternatively. because the company is not eligible to conduct an at-the-market-the-market equity offering pursuant to Rule 415(a)(4), disclose a fixed offering price for the duration of the offering by the selling stockholder and identify the selling stockholder as underwriters on the prospectus cover page.

We have removed the selling shareholder and revised the offering throughout to reflect this.

3.

Please provide the disclosure required by Items 504, 505 and 506 of Regulation S-K.

The disclosure required by Rule 504, 505 and 506 has been added.

Prospectus Cover Page

4.

We note that you are offering 2 million shares or common stock on a self-underwritten basis.  Please prominently disclose whether there is a minimum amount of shares that must be sold by the company in this offering.  If there is no minimum amount or shares that must be sold by the company, please clearly disclose that you may receive no proceeds of very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

•

Has not received enough proceeds from the offering to begin operations; and

•

Has no market for its shares.

No minimum is contemplated; hence the cover page has been revised to so reflect that fact and the suggested disclosure.

5.

Please provide disclosure on the prospectus cover page regarding the amount or proceeds to the company if 25%, 50%, 75% and 100% of the shares being offered are sold.

The disclosure has been provided on the cover page of the proceeds at the 25%, 50%, 75% and 100% levels.

6.

Please disclose a time period after which the offering will terminate.

We have disclosed that the offering will terminate after six months.

7.

Please clearly disclose who will be selling the shares on behalf of the company in this offering. To the extent your executive officers will be selling the shares on behalf or the company. Please disclose what exemption, if any, such executive officers will rely on so as not to be deemed broker-dealers for purposes of this transaction. If your executive officers plan to rely on the sale harbor in Rule 3a4-1 of the Securities Act, please disclose that they satisfy all the requirements of that rule.

We have disclosed that the officers and directors of the Company will be selling the offering pursuant to the exemption in Rule 3a4-1 of the Act and that they are eligible for that exemption.

Table of Contents, page 2

8.

Please provide the disclosure regarding dealer prospectus delivery obligations pursuant to Item 502(b) of Regulation S-K.

We have added the Dealer Prospectus Delivery Obligation as set forth in Item 502(b) of Regulation S-K to the disclosure.

Prospectus Summary, page 3

9.

Disclose whether the company, the company’s officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, is be used as a vehicle for a private company to become a reporting company.

The following has been added to the discourse in the “Prospectus Summary” section:

“It is not intended by the company’s officers and directors, any company promoters, or their affiliates for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.”

10.

Please expand your prospectus summary to provide a discussion of your future growth strategy, including your intended material sources of revenue.

We have expanded the Prospectus Summary to provide a discussion of our future growth strategy, including our intended material sources of revenue.

11.

Please provide a detailed summary of the transaction with Montroyal Investments Limited, including a description of its relationship with the company.

We have provided a detailed summary of the transaction with Montroyal, including a description of its relationship with the company.

12.

Throughout your disclosure, please differentiate between those aspects of your business or products that are operational and those aspects that are aspirational in nature. For example, to the extent that certain of your products are not yet functional and require additional research and development, you should address the current status of the product and time, costs and risks involved with becoming operational.

We have added disclosure throughout the prospectus differentiating between those aspects of the products that are operational and those aspects that are aspirational. In addition, to the extent that the products are not functional and require further research and development, we have addressed the current status of the product and the time, costs and risks involved with becoming operational.

13.

We note that your current cash reserves will not allow you to remain in business for the next 12 months.  Please disclose the amount you would need to raise in this offering to execute your business plan over the next twelve months.  In addition, to the extent there is no minimum amount or shares that must be sold in this offering, please disclose the impact it would have on your business plan if you sold less than the maximum amount of shares being offered. This disclosure should be provided assuming that you sold 25%, 50% and 75%, respectively, or all of the shares being offered.

We have disclosed the amount needed to remain in business for the next twelve months and execute of business plan. We have also disclosed at the last paragraph of Page 5 the impact upon that plan of raising less than 50% of the proceeds. A more detailed analysis is found under the Use of Proceeds at Page 13, and Page 22.

14.

Please provide additional disclosure regarding your acquisition strategy, including timing.  In addition, please disclose whether you intend to use proceeds from this offering to fund acquisitions.

We have disclosed our acquisition strategy at Page 23. From the Use of Proceeds it is evident that we will not fund acquisitions with the proceeds. This si also made clear on Page 5 of the Prospectus Summary. It has also been disclosed that in addition to looking for acquisitions in areas related to Beach Guard and MiData the Company is also looking for solar energy projects at Page 5.

The Offering

15.

Please disclose the number of shares to be outstanding following the offering. In addition, please disclose the number of shares held by officers, directors and affiliates.

We have disclosed the number of shares to be outstanding following the offering and the number of shares held by officers, directors and affiliates at page 6.

16.

Please provide disclosure regarding your anticipated use of the proceeds from this offering.

We have provided disclosure regarding the anticipated use of proceeds at page 13.

Transactions being Registered in this Prospectus, page 5

17.

We note that the company has 12 million shares of common stock outstanding, Please clarify whether this includes the two million shares issued to Montroyal Investments Limited in September 2010.  If so, please disclose when those shares were issued.  If not, please disclose why those shares have not been issued and when you anticipate issuing such shares.

We have disclosed that two million shares were issued to Montroyal on May 2, 2011, after commiting to issuance contractually on September 17, 2010.

Risk Factors, page 5

Our working capital is limited in that we have no cash reserves…, page 6

18.

We note the statement that this "offering will not address our working capital concerns since this offering is made on behalf of selling security holders." Please reconcile this with your disclosure on the Prospectus Cover rage that you intend to sell two million shares of common stock common stock on your behalf.

We have revised the disclosure to be consistent with the removal of the selling shareholder.

Jack Kaye will continue to influence matters affecting our Company…, page 8

19.

According to the company’s beneficial ownership table on page 20, Mr. Kaye and Mr. Smith own over 80%  of the company's outstanding common stock and will continue to own over 70% following the offering.  Please revise.

We have revised the risk factor now at page 10 to indicate that Mr. Kaye controls and will control the company after the offering.

20.

Please provide risk factor disclosure regarding the apparent lack of experience of your officers, and directors in running a public company that is a reporting company with the Securities and Exchange Commission.

We have added a risk factor at the bottom of page 10 to disclose the lack of experience of Mr. Kaye and Mr. Smith in running a public company that is a reporting company with the Securities and Exchange Commission.

21.

We note your disclosure on page 12 that your MiData technology is especially relevant to third world countries. Please provide risk factor disclosure regarding your apparent lack of experience operating internationally.

We have added a risk factor at the top of page 11 noting our lack of experience in operating internationally.

Market for Common Equity and Related Stockholder Matters, page 11

22.

Pursuant to Item 201(a)(2)(ii), please disclose the number of shares that may be sold pursuant Rule 144 of the Securities Act.

We have disclosed that Rule 144 is unavailable for resale and the reasoning for that statement at the first paragraph of page 15.

Description of Business, page 11

23.

We note that your primary assets are proprietary technology you acquired from Montroyal Investments.  Please provide additional disclosure regarding this acquisition, including specific disclosure regarding the acquired proprietary technology.  To the extent any of the acquired assets include patents, trademarks, license agreements or other intellectual property, please provide disclosure regarding such intellectual property including the name and duration of any patents or trademarks.  In addition, if your technology is not covered by patent or trademark, please disclose how you expect to preserve the value or your proprietary assets (e.g. contractual arrangements. nondisclosure agreements. etc.)

The details of the acquisition have been provided at Page 15.  The use of non-disclosure agreements and non-competition agreements has been disclosed at the second paragraph of page 18 as has the absence of patents, trademarks and copyrights. The acquisition agreement has been filed as Exhibit 10.1 and noted in the Index to Exhibits.

24.

Please provide the disclosure required by Item 101(h)(4)(xii) and 101(h)(5).

We have provided the required disclosure in compliance with Item 101(h)(4)(xii) throughout the Description of the Business.

Item 101(h)(5) disclosure is present.

25.

Please provide the disclosure required by item 103 or Regulation S-K.

We have added at page 19 the requested disclosure under the section Description of Business:

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

Management’s Discussion and Analysis or Plan of Operations, page 14

26.

Include an overview section that discusses management’s reasons for becoming a public company.  Discuss the pros and cons or doing so, including managements estimate on the increased expenses of publicly reporting.  We note that the expenses of the offering are approximately 60% of the maximum offering proceeds.

At page 20, the reasons for management deciding to go public are set forth at length, as are the pros and cons of doing so.

27.

Please address the known demands, commitments, and uncertainties that your planned start up of MiData and Beach Guard operations will have on your liquidity and capital resources, as required by Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

It is has been addressed that the intention of the company is to license to unrelated third parties both MiData and Beach Guard rather that set up operations itself of the products in question.    The focus of the company will solely be on establishing licensees and therefore the capital resources in marketing to and identifying potential licensees will be minimal and/or can be controlled to ensure that it is expensed subject to funds available, the majority of the costs having already been born in the acquisition of the product portfolio in the first instance.

28.

Please revise this section to outline the various steps involved in your proposed business plan, a time line for achieving each step and the associated costs.  Explain how you intend to fund these costs, taking into account the various levels of proceeds from the offering.  The offering costs, the costs of being a reporting company and your ability/inability to raise further capital.

The section has been revised to clarify the steps involved in the business plan, a time line for achieving each step and the associated costs.  The Company believes that it has sufficient capital available regardless of the level of proceeds and this has been so stated.

Directors and Executive Officers…, page 17

29.

Please provide disclosure regarding whether your officers, directors or promoters have been involved in any legal proceedings required to be disclosed pursuant to Item 401 or Regulation S-K during the last ten years.

We have inserted the following into the disclosure at the end of the section, “Neither Mr. Kaye or Mr. Smith have been involved in any legal proceedings as set forth in Item 401(f) of  Regulation S-K for and during the last ten years.”

Summary Compensation Table, page 19

30.

Pursuant to Item 402(n)(2)(v), please provide the aggregate grant date fair value of the stock awards granted to Mr. Kaye and Mr. Smith computed in accordance with FASB ASC Topic 718.  In addition, please include a footnote disclosing all assumptions made in the valuation.

We have provided the requested disclosure.

31.

To the extent Montroyal Investment Limited is a related party, please provide disclosure required by Item 404 regarding the transaction whereby you acquired Beach Guard and MiData.

We have provided the disclosure required by Item 404 regarding the transaction whereby we acquired Beach Guard and MiData.

Security Ownership of Certain Beneficial Owners and Management, page 20

32.

We note that Montroyal Investments Limited does or will hold two million shares of common stock prior to completion or this offering.   As a result, Montroyal should he included in this table as a greater than 5% holder pursuant to Item 403 of Regulation S-K.

We have added Montroyal Investments Limited to the Security Ownership Table.

Plan of Distribution, page 20

33.

Please add disclosure here regarding the company’s plan to distribute the shares it is offering pursuant to this prospectus.

We have revised the Plan of Distribution to disclose the Company’s plan to distribute the shares it is offering pursuant to the prospectus.

34.

Until you acquired your proprietary technology, it appears your company was a shell company.  If so, Rule 144 will not be available for resale of your common stock until one year from the filing of this registration statement.  Please discuss this limitation on transfer.   See Item 201(a)(2) of Regulation S-K.

We have disclosed that Rule 144(i) will prohibit the use of Rule 144 for resale until one year after the company has become a reporting company.

Financial Statements

Balance Sheet

35.

We note as of the balance sheet date no shares were issued in connection with the purchase of the intellectual property.  Revise your balance sheet to reflect the amount owed for the purchase of the intellectual property as a liability.

The 2,000,000 shares were committed to be issued on September 17, 2010 (and issued May 2, 2011) pursuant to the Software Assignment Agreement dated September 17, 2010.  The delay in the issuance of the stock certificate was due to administrative oversight.  We have revised our balance sheet presentation and expanded disclosures at Notes 5 and 8 to clarify.

Costs of Computer Software to be Sold or Otherwise Marketed, page F-8 Incorrectly designated as page F-11)

36.

We note you valued the portfolio of IP, received from a related party, at the historic cost to develop of $1,361,000.  It is unclear to us if “the historic cost to develop” is. All the costs incurred to develop the software or only those costs incurred subsequent to the establishment technological feasibility.  Please advise us in detail and clarify your disclosures.

As now disclosed in Note 3, technological feasibility of the two products was established prior to Montroyal’s purchase of the software on February 7, 2006.

37.

If technological feasibility has been established, please explain to us in detail including when you established technological feasibility and how you determined that it was established.  Refer to the guidance in ASC 985-20-25-2.  Also. please provide us a quantified summary, identifying by nature and type, each or the costs incurred subsequent to the establishment of technological feasibility.  Please identify in this analysis any related party transactions, any services received for no or below market consideration, any non-monetary consideration, or any services where the related payment  obligation remains unpaid.

Technological feasibility of the products was determined by actual observation of their use.  We have expanded disclosure at Note 3 to describe Montroyal’s costs of acquiring the software (which all occurred subsequent to the establishment of technological feasibility).

38.

We note that Montroyal Investment Ltd. may dispose of its interest in Technis, Inc. upon completion of the proposed offering.  Please clarify to what degree, if any, Montroyal Investment Ltd. will retain an interest, direct or indirect, in the transferred software and advise us. In addition, expand your disclosure to specifically address each of the following:

•

How Montroyal Investments Ltd. acquired ownership of the intellectual rights to each software product and from whom they were acquired.

•

Identify by whom these intellectual properties were developed,

•

The nature, amount. and timing of the consideration given by Montroyal Investments Ltd. in exchange for these properties, and

•

How historical cost for each product was determined.

Montroyal will not retain an interest, direct or indirect, in the transferred software (see Software Assignment Agreement dated  September 17, 2010 now included as an exhibit to the Form S-1).  We have expanded disclosure at Note 3 to describe Montroyal’s acquisition of the software and how historical cost of the software was determined.

Recent Sales of Unregistered Securities, part II-2

39.

Please provide the disclosure regarding the stock awards granted to Mr. Kaye and Mr. Smith pursuant to Item 907 of Regulation S-K.

We have provided the required disclosure related to stock grants to Mr. Kaye and Mr. Smith.

Undertakings

40.

Please remove the references to small business issuer in your undertakings.

We have removed the references to small business issuer from the undertakings.

Exhibits

41.

Please file exhibit 3.1, 3.2, 10.1 and 10.2 in connection with your amended registration statement.

Exhibits 3.1 and 3.2 will be filed in the next amendment. Exhibit 10.1 has been filed. There is no Exhibit 10.2 and the reference thereto has been removed.

Notwithstanding, the comments of the Commission, we acknowledge that:

▪

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing

▪

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

▪

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in your letter of January 31, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 973-949-4193, or myself.

Very truly yours,

/s/ Roger L. Fidler

Special Securities Counsel to

Technis, Inc.